

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Via Email
Christopher M. Crain, Esq.
General Counsel
Houlihan Lokey, Inc.
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067

    Re: Houlihan Lokey, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 27, 2015
              File No. 333-205610

Dear Mr. Crain:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Basis of Presentation, page ii

1.   We note that in your description of the New Note here and elsewhere (for example, on page 31), you state that you will issue the note to ORIX USA. Please reconcile this with the language in the Subordinated Promissory Note provided as Exhibit 10.6 that indicates that the note will initially be issued to HLHZ, as well as with your statement on page 111 that the New Note is initially payable to HLHZ.

Results of Consolidated Operations, page 60

Three Months Ended June 30, 2015 versus June 30, 2014, page 61

2.   We note that bad debt expense for the three months ended June 30, 2015 increased significantly compared to the three months ended June 30, 2014 and is in line with your annual bad debt expense for fiscal years ended March 31, 2014 and 2015. Please

enhance your discussion to address the underlying driver(s) for the increase and disclose whether you believe that increased bad debt expense is a trend that is expected to continue.

Description of Capital Stock, page 119

3.   We note your description of the "Final Conversion Date" upon which all outstanding shares of Class B common stock will convert automatically to Class A common stock. Please reconcile the definition provided here with the definition for the same term provided in Article V of your Amended and Restated Certificate of Incorporation filed as Exhibit 3.1, or otherwise explain why you believe the disclosure in your prospectus is consistent with the definition in your Amended and Restated Certificate of Incorporation.

Notes to Consolidated Financial Statements for the three Months Ended June 30, 2014 and 2015, page F-26

Note 10 – Employee Benefit Plans, page F-43

4.   We note that award offers that are settleable in Fram shares based upon a future determinable stock price are classified as a liability until price is established and resulting number of shares are known, at which time they are transferred to equity awards. We also note that, during the period from April 1, 2015 to June 30, 2015, upon the share price being determined, award offers were converted to cash payments and not transferred to equity awards as described above. Please address the following:

- Tell us and enhance your disclosure to address the disparity in your plan description and actual activity reflected.

- Clarify in your description of the 2006 Incentive Compensation Plan on page 105, including post-corporate reorganization, whether award offers can be converted to cash payments and how these awards will continue to be governed by their existing terms if in connection with the offering, restricted shares of Fram granted under the 2006 Plan will convert into restricted shares of Class B common stock.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Will Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel